Exhibit 99.1

New Gold Announces Approval of El Morro
 Environmental Impact Assessment

March 16, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD) (AMEX:NGD) today announces that authorities in Chile have approved an Environmental Impact Assessment (“EIA”) for the El Morro project in northern Chile.  New Gold is a 30 percent joint venture partner in the project, with Goldcorp Inc. (“Goldcorp”), the project developer, holding 70 percent.

The granting of the EIA facilitates commencement of construction activities by Goldcorp, and specific permits will be obtained during the course of project implementation. Goldcorp will now conduct condemnation drilling, and subsequent exploration drilling will concentrate on in-fill drilling and sampling for metallurgical and geo-technical data. A further update to the feasibility study is expected in the third quarter of 2011, including revised capital and operating cost estimates and some refinements to the mine plan and mining equipment requirements.

“The exploration upside at El Morro remains tremendously exciting,” stated Robert Gallagher, President and Chief Executive Officer. “The El Morro project in Chile is a world-class project in one of the best mining jurisdictions in the world, and has the potential to have a significant positive impact on our cash flow.  Approval of the EIA is a critical milestone in the advancement of the project.”

El Morro is an advanced stage copper-gold project located in northern Chile.  New Gold’s share of proven and probable reserves is 2.5 million ounces of gold and 1.8 billion pounds of copper with an additional 1.3 million ounces of gold and 0.6 billion pounds of copper in the inferred resource category. On February 10, 2011, New Gold announced an updated mineral reserve and resource estimate as of year-end 2010, reflecting new mineral reserve and resource estimates announced by Goldcorp.

For additional detail on Reserves and Resources, including related assumptions and disclosure, please refer to the Company’s news release issued February 10, 2011.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's latest annual information form, management’s discussion and analysis of financial condition (“MD&A”) and management information circular filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Mark Petersen, Vice President, Exploration, New Gold Inc., who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com